November 30, 2009

By Hand & Via EDGAR

Karen J. Garnett, Esq.,

      Division of Corporation Finance,

              Securities and Exchange Commission,

                    100 F Street, N.E.,

                          Washington, D.C. 20549.

Re:	MF Global Ltd. – Registration Statement on Form S-4,

       Filed on November 5, 2009, File No. 333-162892

Dear Ms. Garnett:

On behalf of our client, MF Global Ltd. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of November 27, 2009 to Laurie R. Ferber, General Counsel of the Company (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4, File No. 333-162892, filed on November 5, 2009 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you and Mr. Dang, by hand, a copy of this letter, along with a marked copy of Amendment No. 1 showing changes against the Registration Statement as originally filed on November 5, 2009.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 1. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Karen J. Garnett

General

1.	As indicated in your cover letter, we note that you have omitted disclosures of certain financial information required by Form S-4. Please provide us with a representation that all information necessary for an evaluation of the domestication is currently disclosed in the prospectus and that your financial condition as a Delaware entity will be the same as your current financial condition.

Response

The Company represents that all information necessary for an evaluation of the Domestication is currently disclosed in the prospectus related to Amendment No. 1, and further represents that its financial condition as a Delaware entity immediately after the Domestication will be the same in all material respects as its financial condition as a Bermuda entity immediately prior to the Domestication.

2.	Please confirm to us that the Delaware corporation to be formed in the domestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and updating the disclosure as appropriate.

Response

The Company confirms that promptly after the completion of the Domestication, the Delaware corporation to be formed in the Domestication will file a post-effective amendment to the Registration Statement to adopt the Registration Statement as its own and to update the disclosure therein as appropriate.

Incorporation of Certain Information by Reference, page 1

3.	We note that you have also incorporated filings made after the date of this filing but have not included an end date as required by Item II(b) of Form S-4. Please revise to provide the applicable end date and revise to specifically incorporate your reports filed after the filing of this registration statement.

Response

The Company has revised its disclosure on page 1 of Amendment No. 1 to include an end date and to specifically incorporate the Company’s reports filed after the filing of the Registration Statement.

Karen J. Garnett

Undertakings, page II-3

4.	It appears that the undertaking of Item 512(a)(6) of Regulation S-K applies to your registration and offering. Please revise to provide the noted undertaking or advise.

Response

The Company has revised page II-4 of Amendment No. 1 to include the undertaking (in modified form) set forth in Item 512(a)(6) of Regulation S-K.

* * * *

Karen J. Garnett

Any questions or comments with respect to Amendment No. 1 or this letter may be communicated to the undersigned at (212) 558-3882, Francesca G. Don Angelo at (212) 558-3131 or Matthew K. Cullen at (212) 558-4791. Please send copies of any correspondence relating to this filing to David B. Harms by facsimile to (212) 291-9071 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Sincerely,

/s/ David B. Harms

David B. Harms

cc:	Duc Dang
(Securities Exchange Commission)

Laurie R. Ferber
James Y. Ho
(MF Global Ltd.)

Francesca G. Don Angelo
Matthew K. Cullen
(Sullivan & Cromwell LLP)